UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

DG FastChannel, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

23326R109

(CUSIP Number)

Scott K. Ginsburg

DG FastChannel, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Joel H. Trotter, Esq.

Latham & Watkins LLP

555 Eleventh Street NW, Suite 1000

Washington, DC  20004

(202) 637-2200

May 7, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23326R109

1.	Names of Reporting Persons Scott K. Ginsburg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,303,529

	8.	Shared Voting Power 292,013(1)

	9.	Sole Dispositive Power 2,748,247(2)

	10.	Shared Dispositive Power 592,865(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,341,112

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) IN

(1)  Consists of 292,013 shares held of record by Moon Doggie Family Partnership, a partnership of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in such capacity, holds voting and dispositive power over these shares.

(2)  Includes 350,973 shares which are subject to warrants issued to Mr. Ginsburg and options for 93,745 shares issued to Mr. Ginsburg.

CUSIP No. 23326R109

1.	Names of Reporting Persons Moon Doggie Family Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 292,013(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 592,865(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,865

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.2%

14.	Type of Reporting Person (See Instructions) PN

(3)  Includes 300,852 shares which are subject to warrants issued to Moon Doggie Family Partnership.

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (the “Schedule 13D”), filed by Scott K. Ginsburg and Moon Doggie Family Partnership, L.P. (collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value (the “Common Stock”), of DG FastChannel, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 750 W. John Carpenter Freeway, Suite 700, Irving, Texas 75039.  The Reporting Persons hereby amend and supplement Item 6 of the Schedule 13D.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 7, 2008, the Company, its wholly-owned subsidiary, DG Acquisition Corp. VI. (“DG Acquisition”), and Enliven Marketing Technologies Corporation (“Enliven”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to the terms of which, DG Acquisition will merge (the “Merger”) with and into Enliven, with Enliven continuing as the surviving corporation and a wholly-owned subsidiary of the Company.  In connection with the transactions contemplated by the Merger Agreement, on May 7, 2008, the Reporting Persons entered into a Stockholder Voting Agreement (the “Voting Agreement”) with Enliven.

Pursuant to the Merger Agreement, the Company covenants to hold a meeting of the Company’s stockholders to vote upon the issuance by the Company of shares of Common Stock, as set forth in, and subject to the terms of, the Merger Agreement.  Pursuant to the Voting Agreement, the Reporting Persons agree to vote, at the meeting of the Company’s stockholders, in favor of the issuance by the Company of shares of Common Stock.  The Voting Agreement will terminate upon the occurrence of, among other things, (i) the consummation of the Merger, (ii) the termination of the Merger Agreement or (iii) certain actions by Enliven’s Board of Directors, including a change of recommendation or the acceptance of a Superior Proposal (as defined in the Merger Agreement).

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
	Exhibit 10.1	Stockholder Voting Agreement, dated as of May 7, 2008, by and among Enliven Marketing Technologies Corporation and the stockholders identified on Schedule A attached thereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2008
Date
/s/ Scott K. Ginsburg
Signature
Scott K. Ginsburg
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2008
Date
Moon Doggie Family Partnership, L.P. By: /s/ Scott K. Ginsburg

Scott K. Ginsburg, its General Partner
Name/Title

EXHIBIT INDEX

Exhibit Number	Description

10.1	Stockholder Voting Agreement, dated as of May 7, 2008, by and among Enliven Marketing Technologies Corporation and the stockholders identified on Schedule A attached thereto.